Exhibit 99.04

                                       Second through sixth paragraphs under the
                                        caption "Legal Proceedings" beginning on
                                       page 53 of the Annual Report on Form 10-K
                                        of Travelers Property Casualty Corp. for
                                         the fiscal year ended December 31, 1997
                                                              (File No. 1-14328)

      A number of cases have been filed against large segments of the property-casualty insurance industry, including certain industry organizations, relating to service fee charges and premium calculations on certain workers' compensation insurance. A subsidiary of the Company is one of ten defendants in South Carolina ex rel. Medlock v. National Council on Compensation Insurance ("NCCI"), an action filed by the Attorney General of South Carolina in August 1994 in the Court of Common Pleas, County of Greenville, South Carolina. Suing on behalf of all employers insured through the South Carolina workers' compensation assigned risk pool, the plaintiff alleges that the pool's administrator and servicing carriers conspired to set excessive fees in violation of the state's unfair trade practices law. The plaintiff seeks declaratory and injunctive relief, disgorgement of unspecified excess profits, and additional statutory penalties. In August 1997, all pending motions to dismiss were denied in this case.

      Beginning in January 1997, nine purported class actions were commenced in various courts against certain subsidiaries of the Company, dozens of other insurers, and the NCCI. The allegations in these nine lawsuits are substantially the same. The plaintiffs generally allege that the defendants conspired to collect excessive or improper premiums on certain loss-sensitive workers' compensation insurance policies, in violation of state insurance laws, antitrust laws, and state unfair trade practices laws. Plaintiffs seek unspecified monetary damages. In January 1997, two of these purported class actions, both entitled El Chico Restaurants, Inc. v. The Aetna Casualty and Surety Company, et al., were filed in the Chancery Court, Davidson County, Tennessee, and Superior Court, Richmond County, Georgia. In February 1997, the Tennessee action was removed to the U.S. District Court for the Middle District of Tennessee and the Georgia action was removed to the U.S. District Court for the Southern District of Georgia. In October 1997, the Georgia action was remanded to the Superior Court, Richmond County, Georgia. In December 1997, the Tennessee action was remanded to the Chancery Court, Davidson County, Tennessee. In July 1997, Bristol Hotel Management Corp. et al. v. The Aetna Casualty and Surety Company, et al., was filed in the U.S. District Court for the Southern District of Florida. In December 1997, three actions, entitled Foodarama Supermarkets, Inc., et al. v. The Aetna Casualty and Surety Company, et al.; Bristol Hotel Management Corp. et al. v. The Aetna Casualty and Surety Company, et al., and Hill-Behan Lumber Co. v. Hartford Insurance Co., et al. were commenced, respectively, in the Superior Court of New Jersey (Law Division), Morris County, New Jersey; the Circuit Court of Palm Beach County, Florida and the Circuit Court of Madison County, Illinois. In February 1998, three additional lawsuits were commenced: CR/PL Management Co., et al. v. Allianz Insurance Company Group, et al., in the Circuit Court
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of Cook County, Illinois, Foodarama Supermarkets, Inc., et al. v. The Aetna
Casualty and Surety Company, et al. in the Court of Common Pleas, Philadelphia, Pennsylvania, and Hill-Behan Lumber Co. v. Hartford Insurance Co., et al., in the Circuit Court of the City of St. Louis, Missouri.

      The Company intends to contest vigorously all of the above-described cases.

      In January 1997, a purported class of Texas workers' compensation insureds filed a petition to intervene in a lawsuit pending in District Court, Travis County, Texas, entitled Travelers Indemnity Company of Connecticut v. Texas Workers Compensation Insurance Facility. In its most recent pleadings, the purported class challenges certain premium calculations on certain workers' compensation policies from 1992 through 1994. In July 1997, the Texas Department of Insurance issued a rule addressing the same premium calculation issues raised by the purported class. The Company joined with several other insurers in an appeal proceeding, entitled Highlands Insurance Company v. Texas Department of Insurance, which was filed in July 1997 in the District Court of Travis County, Texas, challenging the rule on the ground that it exceeds the Department's regulatory authority. In January 1998, the Company, the Department and the purported class reached an agreement in principle to settle all claims among themselves, subject to court approval. If approved, the settlement will not have a material effect on the Company's results of operations, financial condition or liquidity.

      In the ordinary course of business, certain of the Company's subsidiaries receive claims asserting alleged injuries and damages from asbestos and other hazardous waste and toxic substances. The conditions surrounding the final resolution of these claims continues to change. Currently, it is not possible to predict legal and legislative changes and their impact on the future development of asbestos and environmental claims. Such development will be affected by future court decisions and interpretations and changes in Superfund and other legislation. Because of these future unknowns, additional liabilities may arise for amounts in excess of current reserves. The magnitude of these additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.